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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-20957 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/2020 (MM/DD/YY) AND ENDING 06/30/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Krambo Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1355 Bay Street #14
(No. and Street)

| San Francisco | California | 94123 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald J. Gruber (734)735-3081
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MRPR Group, PC
(Name – *if individual, state last, first, middle name*)

| 28411 Northwestern Hwy #800 | Southfield | MI | 48034 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Ronald J. Gruber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Krambo Corporation, as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NICOLE GALLOWAY
Notary Public - State of Michigan
County of Monroe
My Commission Expires March 21, 2027

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# KRAMBO CORPORATION
San Francisco, California

FINANCIAL STATEMENTS

Including Report of Independent Registered Public Accounting Firm

As of and for the Years Ended June 30, 2021 and 2020

# KRAMBO CORPORATION

TABLE OF CONTENTS
As of and for the Years Ended June 30, 2021 and 2020

MRPR
CPAs & Advisors

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Krambo Corporation
San Francisco, California

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Krambo Corporation as of June 30, 2021 and 2020, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Krambo Corporation as of June 30, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Krambo Corporation's management. Our responsibility is to express an opinion on Krambo Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Krambo Corporation in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Krambo Corporation's financial statements. The supplemental information is the responsibility of Krambo Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

*MRPR Group, P.C.*

We have served as Krambo Corporation's auditor since 2018.
Southfield, Michigan
August 19, 2021



One Northwestern Plaza • 28411 Northwestern Highway • Suite 800 • Southfield, Michigan 48034-5538 • O **248.357.9000** • F 248.357.9001
182 South Industrial Drive • Saline, Michigan 48176 • O **734.429.7172** • F 734.429.7383
www.mrpr.com

# KRAMBO CORPORATION

STATEMENTS OF FINANCIAL CONDITION
As of June 30, 2021 and 2020

**ASSETS**

| | 2021 | 2020 |
|---|---|---|
| Cash and cash equivalents | $ 551,232 | $ 194,718 |
| Fees receivable | 232,217 | 244,063 |
| Prepaid expenses | 3,905 | 4,194 |
| Lease deposit | 3,712 | 3,712 |
| Office furniture and equipment, net | 21,764 | 24,097 |
| Operating lease right-of-use-asset | 32,405 | 85,522 |
| **TOTAL ASSETS** | $ 845,235 | $ 556,306 |

**LIABILITIES AND STOCKHOLDERS' EQUITY**

| | 2021 | 2020 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts payable and accrued expenses | $ 14,776 | $ 3,403 |
| Deferred income liability | 149,843 | 142,015 |
| Contract liabilities | 60,028 | 83,044 |
| Operating lease liability | 33,852 | 87,908 |
| Total Current Liabilities | 258,499 | 316,370 |
| **STOCKHOLDERS' EQUITY** | | |
| Common stock, $1 par value per share | | |
| 5,000 shares authorized | | |
| 2,663 shares issued and outstanding | 2,663 | 2,663 |
| Additional paid-in capital | 427,253 | 427,253 |
| Accumulated deficit | 156,820 | (189,980) |
| Total Stockholders' Equity | 586,736 | 239,936 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ 845,235 | $ 556,306 |

See accompanying notes to financial statements

# KRAMBO CORPORATION

STATEMENTS OF OPERATIONS
For the Years Ended June 30, 2021 and 2020

| | 2021 | 2020 |
|---|---|---|
| **REVENUES** | $ 1,599,665 | $ 935,875 |
| **EXPENSES** | | |
| Salaries and payroll taxes | 908,445 | 710,653 |
| Professional services | 143,539 | 112,981 |
| Rent and occupancy | 65,064 | 68,544 |
| Technology, data and communication | 26,209 | 30,187 |
| Travel and entertainment | 1,190 | 11,341 |
| Depreciation | 9,358 | 8,853 |
| Stationary and supplies | 8,324 | 7,889 |
| Regulatory fees | 6,257 | 6,339 |
| Insurance | 1,861 | 3,990 |
| Postage and delivery | 1,332 | 1,764 |
| Conferences and continuing education | 8,352 | 14,188 |
| Licenses | 35 | 10 |
| Other taxes | 1,641 | 7556 |
| Miscellaneous expense (credit) | 2,536 | (322) |
| Subscriptions and memberships | 1,999 | 919 |
| Total Expenses | 1,186,142 | 984,892 |
| **OTHER INCOME** | | |
| Interest income | 150 | 41 |
| PPP income | 142,015 | - |
| Total Other Income | 142,165 | 41 |
| **NET INCOME (LOSS)** | $ 555,688 | $ (48,976) |

See accompanying notes to financial statements

# KRAMBO CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended June 30, 2021 and 2020

| | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|
| **BALANCES, June 30, 2019** | $ 2,663 | $ 427,253 | $ (71,704) | $ 358,212 |
| Distributions | - | - | (69,300) | (69,300) |
| Net loss | - | - | (48,976) | (48,976) |
| **BALANCES, June 30, 2020** | 2,663 | 427,253 | (189,980) | 239,936 |
| Distributions | - | - | (208,888) | (208,888) |
| Net Income | - | - | 555,688 | 555,688 |
| **BALANCES, June 30, 2021** | $ 2,663 | $ 427,253 | $ 156,820 | $ 586,736 |

See accompanying notes to financial statements

# KRAMBO CORPORATION

STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2021 and 2020

| | 2021 | 2020 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income (loss) | $ 555,688 | $ (48,976) |
| Adjustments to reconcile net income (loss) to net cash flows from operating activities: | | |
| Depreciation | 9,358 | 8,853 |
| Deferred income liability | 7,828 | 142,015 |
| Cash paid for amounts included in the measurement of lease liability: | | |
| Operating cash flow from operating lease | (939) | 1,419 |
| Changes in operating assets and liabilities: | | |
| Fees receivable | 11,846 | (149,890) |
| Prepaid expenses | 289 | 4,066 |
| Accounts payable and accrued expenses | 11,373 | 2,202 |
| Deferred revenue | (23,016) | 83,044 |
| Net Cash Flows from Operating Activities | 572,427 | 42,733 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Purchases of office furniture and equipment | (7,025) | (8,979) |
| Net Cash Flows from Investing Activities | (7,025) | (8,979) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Distributions to stockholders | (208,888) | (69,300) |
| **Net Change in Cash and Cash Equivalents** | 356,514 | (35,546) |
| CASH AND CASH EQUIVALENTS - Beginning of Year | 194,718 | 230,264 |
| **CASH AND CASH EQUIVALENTS - END OF YEAR** | $ 551,232 | $ 194,718 |
| Supplemental non-cash financing activities: | | |
| Operating lease asset obtained in exchange for lease liability | $ - | $ 136,790 |
| Supplemental disclosure of cash flow information: | | |
| Cash paid for interest | $ - | $ - |
| Cash paid for income taxes | $ - | $ - |

See accompanying notes to financial statements

## NOTE 1 – Summary of Significant Accounting Policies

*Company's Activities and Operating Cycle*

Krambo Corporation (the Company) functions primarily as an investment broker in the private placement of debt securities with institutional investors.

*Cash and Cash Equivalents*

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash balances in two financial institutions. At June 30, 2021, the Company had cash balances of $156,600 in excess of FDIC insurance limits. At June 30, 2020, the Company had no cash balances in excess of FDIC insurance limits.

*Fees Receivable*

Fees receivable are unsecured and no allowance for doubtful accounts is considered necessary by management as of June 30, 2021 and 2020. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of fees receivable. The Company routinely assesses the financial strength of its clients and, as a consequence, believes that risk of loss due to credit with these clients is not considered significant.

*Office Furniture and Equipment, Net*

Office furniture and equipment are stated at cost. Major expenditures for office furniture and equipment are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Office furniture and equipment are being depreciated for financial reporting purposes using straight-line and accelerated methods over estimated useful lives of five years.

*Leases*

The Company leases office space. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

Operating leases are included in operating lease right-of-use ("ROU") assets, other current liabilities, and operating lease liabilities in our balance sheets.

ROU assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since most of the Company's leases do not provide an implicit rate, to determine the present value of lease payments, management uses the Company's incremental borrowing rate based on the information available at lease commencement. Operating lease ROU assets also includes any lease payments made and excludes any lease incentives.

**NOTE 1 – Summary of Significant Accounting Policies** (cont.)

Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise the option.

*Income Taxes*

The Company is an S Corporation for federal income tax reporting purposes. Substantially all income and income tax credits are passed directly to the stockholders. Consequently, no provision for federal income taxes is included in the accompanying financial statements.

For state tax purposes, the Company has elected to be taxed under the California Bank and Corporation Tax Fairness, Simplification and Conformity Act of 1987, which imposes a tax at the corporation level at the greater of 2.5 percent of income before taxes or a minimum tax.

The Company applies Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, "Accounting for Uncertainty in Income Taxes." The measurement and disclosure principles of this standard normally does not affect the financial statements of an entity that is not subject to income tax. As it relates to the Company, additional federal income taxes due to an adjustment to income or disallowed deductions generally would be imposed on the stockholders rather than the Company itself. However, there are certain exceptions where the Company could bear the burden of an uncertain federal income tax position.

The tax effects from an uncertain state income tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a state income tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For state income tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant state income tax authority.

The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statements of operations.

*Reclassification*

Certain reclassifications were made to the fiscal 2020 financial statements to conform to the fiscal 2021 presentation.

*Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Paycheck Protection Program Loans*

The Company accounted for the proceeds from the Paycheck Protection Program (PPP) loan, administered by the Small Business Association (SBA), as a gain contingency in accordance with ASC 450-30. Proceeds are reported as deferred income liability until the loan forgiveness notification has been received. When loan forgiveness notification has been received, the loan will be recognized as non-operating income in the statement of operations. Loan proceeds are reported as operating activities within the statement of cash flows.

**NOTE 2 – Revenue Recognition**

Krambo Corporation's customers are primarily affordable housing entities located throughout the United States. The Company's services to these organizations are similar and the nature, amount, and timing of revenue and cash flow is not impacted by the organization's location or any other factors.

Revenue is measured based on consideration specified in a contract with a customer, and the Company recognizes revenue when it satisfies a performance obligation by transferring control over the product or service to a customer or when the contingency is satisfied.

Substantially all revenue from performance obligations are satisfied at a point in time. The nature of the Company's business does not give rise to variable consideration that would otherwise decrease the transaction price which would reduce revenue.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Contract liabilities include retainers and other advance billings in excess of revenue recognized.

The Company generates revenue from three primary activities:

- Mortgage sales or securitizations
- Forward commitments
- Advisory services

Mortgage sales or securitizations – the Company assists in private placement of homeowner mortgage notes generated by affordable housing organizations. There are multiple performance obligations within each engagement which are separately identified in the agreement between the Company and the organization.

The first performance obligation is the preparation of the Private Placement Memorandum ("PPM"). Fees for these services are typically charged to the customer in three installments and the revenue is recognized upon completion.

The second performance obligation is the closing of a mortgage sale or securitization. Fees for these services can either be a base fee and incentive fee which are variable fees based on the amount or number of mortgages placed multiplied by a percentage (based on the discount rate used to establish a purchase price for the sale or securitization) or a flat closing fee, as set forth in the engagement agreement. These fees are charged to the customer and recognized at the time of closing. The customer may also be charged a flat fee for an additional purchaser. This fee is stated in the engagement agreement and is invoiced and recognized at the time of closing.

The third performance obligation is mobilization and document review. Fees for these services are charged at a flat rate per mortgage review. These fees are invoiced and recognized as the reviews are performed.

Forward commitment – the Company assists in the solicitation of commitments from financial institutions to provide mortgage loans to the affordable housing organization. There are multiple performance obligations within each engagement which are separately identified in the agreement.

The first performance obligation is the preparation of the Private Placement Memorandum ("PPM"). Fees for these services are typically charged to the customer in three installments and the revenue is recognized upon completion.

## NOTE 2 – Revenue Recognition (cont.)

The second performance obligation is the execution of a Loan Origination Agreement (or Note Purchase Agreement or Loan Purchase and Sale Agreement). Fees for these services are variable fees based on the dollar amount of the commitment multiplied by a rate determined by the discount rate obtained as set forth in the engagement agreement. These fees are invoiced and recognized at the time the agreement in executed. The customer may also be charged a flat fee for each additional financial institution. This fee is stated in the engagement agreement and is invoiced and recognized at the time of closing.

The third performance obligation is the mortgage closing. Fees for each mortgage closing are charged at a flat rate per closing of each Homeowner Mortgage Loan under the Loan Origination agreement. These fees are invoiced and recognized at the time of closing.

Advisory services – the Company provides advisory services on a variety of matters. Fees for these services are invoiced and recognized over the course of the services performed.

## NOTE 3 - Office Furniture and Equipment, Net

The major categories of office furniture and equipment as of June 30 are summarized as follows:

| | 2021 | 2020 |
|---|---|---|
| Office equipment and furnishings | $ 25,064 | $ 25,064 |
| Computer equipment | 52,145 | 45,121 |
| Total office furniture and equipment | 77,209 | 70,185 |
| Less: accumulated depreciation | (55,445 ) | (46,088 ) |
| Office furniture and equipment, net | $ 21,764 | $ 24,097 |

Depreciation expense for the years ended June 30, 2021 and 2020 was $9,358 and $8,853.

## NOTE 4 - Leases

In February 2013, the Company entered into an operating lease for an office in Ann Arbor, Michigan. The initial term of the lease was from February 2013 through January 2016. The Company exercised its options to renew the lease through January 31, 2022. As of July 1, 2019, the Company recorded an operating lease liability of $136,790 and corresponding lease asset of $135,824 using a 5.5% discount rate. The maturity of the operating lease liability for fiscal year ended June 30, 2022 is $34,475.

Operating lease expense included in rent and occupancy expense was $56,620 as June 30, 2021 and 2020. Operating cash flows from the operating lease was $57,560 and $55,200 for June 30, 2021 and 2020, respectively.

## NOTE 5 - Net Capital Requirements

The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. As of June 30, 2021, and 2020, the Company had net capital of $474,981 and $74,720 which was $469,898 and $68,798 in excess of its required net capital. In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At June 30,2021 and 2020, the ratio was 0.16 to 1 and 1.19 to 1, respectively.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's June 30, 2021 FOCUS filing.

## NOTE 6- Retirement Plan

The Company maintains an employee 401(k) and profit sharing plan covering substantially all of its eligible employees as defined by the plan. Under the terms of the plan, the Company may make discretionary matching contributions. The Company made matching contributions of $28,626 and $21,741 for the years ended June 30, 2021 and 2020, respectively.

## NOTE 7- Subsequent Events

The Company has evaluated subsequent events through August 19, 2021, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended June 30, 2021. There were no subsequent events identified.

## NOTE 8- Deferred Income Liability

On May 6, 2020, the Company received loan proceeds in the amount of $142,015 under the PPP. The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The loans are forgivable after twenty-four weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The Company applied for and received forgiveness of the entire loan amount in April 2021.

On March 16, 2021, the Company received additional PPP loan proceeds in the amount of $149,843. Any unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. The Company intends to use the proceeds for purposes consistent with the PPP and believes that it will meet the conditions for forgiveness.

# KRAMBO CORPORATION

## SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1

As of June 30, 2021

### COMPUTATION OF NET CAPITAL

| | |
|---|---|
| Total stockholders' equity | $ 586,736 |
| LESS: Deductions and/or charges: | |
| Non-allowable assets: | |
| Fees receivable | 232,217 |
| Prepaid expenses | 3,905 |
| Lease deposit | 3,712 |
| Furniture and equipment, net | 21,764 |
| Total non-allowable assets | 261,598 |
| ADD: Other additions and/or allowable credits: | |
| Allowable portion of deferred income liability | 149,843 |
| Net capital | $ 474,981 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Total liabilities from statements of financial condition | $ 258,499 |
| LESS: Deductions from non-A.I. liabilities: | |
| Lease liabilitiy (to the extent of operating right-of-use asset) | 32,405 |
| Deferred income liability | 149,843 |
| Total non-A.I. liabilties | 182,248 |
| Total A.I. liabilities from statement of financial condition | $ 76,251 |

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital requirement | $ 5,083 |
| Excess net capital | $ 469,898 |
| Net capital less 120% of minimum requirement | $ 467,356 |
| Ratio: Aggregate indebtedness to net capital | 0.16 to 1 |

# KRAMBO CORPORATION

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIRMENTS UNDER RULE 15C3-3
As of June 30, 2021

The Company is exempt from the Computation for Determination of Reserve Requirement for Broker/Dealers under Rule 15c3-3 of the Securities and Exchange Commission. The Company is considered a "Non-Covered Firm" exempt from 17 C.F.R.§ 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to the private placement of securities only with institutional investors.

# KRAMBO CORPORATION

SCHEDULE III - INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
As of June 30, 2021

The Company is exempt from the Information for Possession or Control Requirement for Broker/Dealers under Rule 15c3-3 of the Securities and Exchange Commission. The Company is considered a "Non-Covered Firm" exempt from 17 C.F.R.§ 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to the private placement of securities only with institutional investors.

# KRAMBO CORPORATION

San Francisco, California

EXEMPTION REPORT

Including Report of Independent Registered Public Accounting Firm

For the Year Ended June 30, 2021

# KRAMBO CORPORATION
TABLE OF CONTENTS

MRPR
CPAs & Advisors

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Krambo Corporation
San Francisco, California

We have reviewed management's statements, included in the accompanying Krambo Corporation Exemption Report, in which (1) Krambo Corporation does not claim an exemption under paragraph (k) of 17 C.F.R. §15c3-3 and (2) Krambo Corporation is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17C.F.R §240.17a-5 because the Company limits its business activities exclusively to the private placement of securities only with institutional investors, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Krambo Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Krambo Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74 of the SEC Release No. 34-70073.

MRPR Group, P.C.

Southfield, Michigan
August 19, 2021



One Northwestern Plaza • 28411 Northwestern Highway • Suite 800 • Southfield, Michigan 48034-5538 • O 248.357.9000 • F 248.357.9001
182 South Industrial Drive • Saline, Michigan 48176 • O 734.429.7172 • F 734.429.7383
www.mrpr.com

KRAMBO CORPORATION

*Member FINRA/SIPC*

August 19, 2021

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Krambo Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§ 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R.§ 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R.§ 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§ 240.17a-5 because the Company limits its business activities exclusively to the private placement of securities only with institutional investors.

The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers and (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Ronald Gruber, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Sincerely,

Ronald J. Gruber
President

PO Box 29310 San Francisco, California 94129 (415) 281-4100
120 East Liberty Street, Suite 270, Ann Arbor, Michigan 48104 (734) 369-6725
www.krambo.com

MRPR
CPAs & Advisors

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES**

Board of Directors and Stockholders
Krambo Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Krambo Corporation and the SIPC, solely to assist you and SIPC in evaluating Krambo Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2021. Krambo Corporation's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Krambo Corporation's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Krambo Corporation and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

*MRPR Group, P.C.*

Southfield, MI
August 19, 2021